Exhibit 99.1

May 23, 2023

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENTHUSIAST GAMING HOLDINGS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 25, 2023
Record Date for Voting (if applicable) :	May 25, 2023
Beneficial Ownership Determination Date :	May 25, 2023
Meeting Date :	June 30, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	29385B109	CA29385B1094

Sincerely,

Computershare

Agent for ENTHUSIAST GAMING HOLDINGS INC.